UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The exhibits to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-228593), as amended and supplemented, and are made part thereof and exhibits thereto from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description

99.1	Underwriting Agreement dated as of November 26, 2019 among registrant and the several Underwriters named in Schedule I thereto

99.2	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario

99.3	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: November 26, 2019	By:	/s/ James R. Reid
		Name:	James R. Reid
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary